October 4, 2016

VIA EDGAR

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

Re:	Jamba, Inc. Form 10-K for Fiscal Year Ended December 29, 2015 Filed March 14, 2016 Form 8-K filed August 4, 2016 File No.001-32552

Dear Mr. Shenk:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated September 26, 2016, to Jamba, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 29, 2015 and the Company’s Form 8-K filed on August 4, 2016. This letter sets forth each comment of the Staff in the comment letter (in italics, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 8-K filed on August 4, 2016

Non-GAAP Financial Measures

1.	We note your presentation of Condensed Consolidated Statement of Operations Reconciliation of GAAP to Non-GAAP. Per 102.10 of the Staff’s Compliance & Discussion Interpretations on Non-GAAP Financial Measures when a registrant presents a Non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. By presenting a full Non-GAAP income statement you are giving greater prominence to the Non-GAAP measures. Per Item 10(e)(1)(ii)(C) of Regulation S-K, it is also prohibited to present Non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP. Accordingly, please revise your presentation.

Response:

We respectfully acknowledge the Staff's comment. In future filings and in accordance with 102.10 of the Staff’s Compliance & Discussion Interpretations on Non-GAAP Financial Measures and item 10(e)(1)(ii)(C) of Regulation S-K, we will revise our tabular presentations of "Condensed Consolidated Statement of Operations Reconciliation of GAAP to Non-GAAP" to eliminate full non-GAAP income statements. An example of the presentation of the revised disclosures, with line item descriptions only, is included in Annex A herein for your reference.

Division of Corporate Finance

October 4, 2016

Page Two

2.	We note that you disclose Non-GAAP Adjusted Net Income, Non-GAAP Adjusted General & Administrative Expenses and Non-GAAP Adjusted Income from Operations. Please provide a reconciliation to the most comparable GAAP measure for each Non-GAAP measure presented as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment. The Company will revise future filings and earnings releases to provide a separate reconciliation of Non-GAAP Adjusted Net Income, Non-GAAP Adjusted General & Administrative Expenses and Non-GAAP Adjusted Income from Operations to the most comparable GAAP measure presented as required by Item 10(e)(1)(i)(B) of Regulation S-K. An example of the revised disclosures, with line item descriptions only, is included in Annex A herein for your reference.

* * * *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (510) 596-0250.

Very truly yours,

Jamba, Inc.

/s/ Marie Perry

Marie Perry

Executive Vice President, Chief Financial and Administrative Officer

Cc:	Karen Luey (Jamba, Inc.)

Eric Wang (DLA Piper LLP (US))

Division of Corporate Finance

October 4, 2016

Page Three

ANNEX A

RECONCILIATION OF NET INCOME TO NON-GAAP ADJUSTED NET INCOME

Net Income (GAAP)

Reconciling items (with details)

Non-GAAP Adjusted Net Income

RECONILIATION OF GENERAL & ADMINISTRATIVE EXPENSE TO NON-GAAP ADJUSTED GENERAL & ADMINISTRATIVE EXPENSES

General and Administrative Expense (GAAP)

Reconciling items (with Details)

Non-GAAP Adjusted General and Administrative Expense

RECONCILIATION OF INCOME FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME FROM OPERATIONS

Income from Operations (GAAP)

Reconciling items (with Details)

Non-GAAP Adjusted Income from Operations Expense